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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                               SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                       (Amendment No. ______________)*

                                Aperian, Inc.
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                              (Name of Issuer)

                                Common Stock
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                        (Title of Class of Securities)

                                037531 10 0
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                              (CUSIP Number)

                             December 8, 2000
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           (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

       [ ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [ ]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  037531 10 0

  1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only).

     Hewlett-Packard Company, 94-1081436
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     N/A                                     (a) [ ]
                                             (b) [ ]
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  3. SEC Use Only

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  4. Citizenship or Place of Organization:

     Delaware
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       Number of                       5.   Sole Voting Power
   Shares Beneficially Owned
 by Each Reporting Person With:             2,400,960(1)
                                       --------------------------------
                                       6.   Shared Voting Power

                                            0
                                       --------------------------------
                                       7.   Sole Dispositive Power

                                            2,400,960(1)
                                       --------------------------------
                                       8.   Shared Dispositive Power

                                            0
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  9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      2,400,960(1)
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  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

      N/A
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  11. Percent of Class Represented by Amount in Row (9)

      16.0%*
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  12. Type of Reporting Person (See Instructions)

      CO
  -------------------------------------------------------------------------

(1) Pursuant to a Convertible Secured Promissory Note (the "Note") dated August 3, 2000, entered into between Hewlett-Packard Company ("Hewlett-Packard") and MSI Holdings, Inc., which later changed its name to Aperian, Inc. ("Aperian"), Hewlett-Packard is entitled to convert the outstanding principal and unpaid accrued interest under the Note into shares of Common Stock of Aperian at any time. As of February 5, 2001, Hewlett-Packard is entitled to convert the Note into 2,400,960 shares of the Common Stock of Aperian.

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CUSIP No.  037531 10 0


Item 1(a) Name of Issuer:

          Aperian, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          1121 East 7th Street Austin, TX 78702


Item 2(a) Name of Person Filing:

          Hewlett-Packard Company

      (b) Address of Principal Business Office or, if none, Residence:

          3000 Hanover Street, Palo Alto, California 93404

      (c) Citizenship:

          Delaware

      (d) Title of Class of Securities:

          Common Stock

      (e) CUSIP Number:

          037531 10 0

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or or 240.13d-2(b) or (c), check whether the person filing is a:

           N/A

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount of beneficially owed:  2,400,960(1)

       (b)  Percent of class:  16.0%*

       (c)  Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote: 2,400,960(1)
            (ii) Shared power to vote or to direct the vote: 0
            (iii)Sole power to dispose or to direct the disposition of:
                 2,400,960(1)
            (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

          N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

          N/A

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CUSIP No.  037531 10 0


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8. Identification and Classification of Members of the Group

          N/A

Item 9. Notice of Dissolution of Group

          N/A

Item 10.Certification

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 6, 2001                      HEWLETT-PACKARD COMPANY

                                             /s/ Charles N. Charnas
                                             ---------------------------
                                              Charles N. Charnas
                                              Assistant Secretary
                                              and Senior Managing Counsel



 * All calculations are based on 12,559,669 shares of Aperian, Inc. Common Stock issued and outstanding as of October 31, 2000 reported in its Form 10QSB for the quarter ended September 30, 2000.